Exhibit 99.20

CONSENT OF QUALIFIED PERSON

I, Patrick Frenette, P. Eng., Vice-President of Technical Services and an employee of Gold Resource Corporation (the "Issuer"), hereby consent to the public filing of the technical report titled "NI 43-101 Technical Report on the Preliminary Economic Assessment for the Back Forty Project, Michigan, USA" (the "Technical Report") prepared for the Issuer dated November 8, 2023 and having an effective date of September 30, 2023, which Technical Report supports the news release of the Issuer dated October 26, 2023 (the "News Release"), and to the use of extracts from, or a summary of portions of, the Technical Report in the News Release.

I certify that I have read the Technical Report and that it fairly and accurately represents the information in the News Release or part thereof for which I am responsible.

Dated this 15th day of November, 2023.

"(signed) Patrick Frenette"

Patrick Frenette, P. Eng.

Vice-President of Technical Services Gold Resource Corporation